UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)
(Amendment No. 5)1

Lifecore Biomedical, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

514766104
(CUSIP Number)

ARON R. ENGLISH
22NW, LP
590 1st Avenue S, Unit C1
Seattle, Washington 98104

(206) 227-3078
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 28, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 514766104

1	NAME OF REPORTING PERSON

22NW Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,103,221*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,103,221*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,103,221*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.4%**
14	TYPE OF REPORTING PERSON

PN

* Including 2,348,060 Shares issuable upon the conversion of certain shares of Series A Preferred Stock that are convertible within 60 days of the date hereof pursuant to the terms and conditions of the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of the Company (the “Certificate of Designations”).

** Percentage is based upon 33,212,929 Shares outstanding, consisting of (i) 30,864,869 shares of Common Stock as of June 28, 2024, as advised by the Company, plus (ii) 2,348,060 Shares currently issuable upon the conversion of certain shares of Series A Preferred Stock.

CUSIP No. 514766104

1	NAME OF REPORTING PERSON

22NW, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,103,221*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,103,221*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,103,221*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.4%**
14	TYPE OF REPORTING PERSON

PN

* Including 2,348,060 Shares issuable upon the conversion of certain shares of Series A Preferred Stock that are convertible within 60 days of the date hereof pursuant to the terms and conditions of the Certificate of Designations.

** Percentage is based upon 33,212,929 Shares outstanding, consisting of (i) 30,864,869 shares of Common Stock as of June 28, 2024, as advised by the Company, plus (ii) 2,348,060 Shares currently issuable upon the conversion of certain shares of Series A Preferred Stock.

CUSIP No. 514766104

1	NAME OF REPORTING PERSON

22NW Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,103,221*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,103,221*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,103,221*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.4%**
14	TYPE OF REPORTING PERSON

OO

* Including 2,348,060 Shares issuable upon the conversion of certain shares of Series A Preferred Stock that are convertible within 60 days of the date hereof pursuant to the terms and conditions of the Certificate of Designations.

** Percentage is based upon 33,212,929 Shares outstanding, consisting of (i) 30,864,869 shares of Common Stock as of June 28, 2024, as advised by the Company, plus (ii) 2,348,060 Shares currently issuable upon the conversion of certain shares of Series A Preferred Stock.

CUSIP No. 514766104

1	NAME OF REPORTING PERSON

22NW GP, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,103,221*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,103,221*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,103,221*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.4%**
14	TYPE OF REPORTING PERSON

CO

* Including 2,348,060 Shares issuable upon the conversion of certain shares of Series A Preferred Stock that are convertible within 60 days of the date hereof pursuant to the terms and conditions of the Certificate of Designations.

** Percentage is based upon 33,212,929 Shares outstanding, consisting of (i) 30,864,869 shares of Common Stock as of June 28, 2024, as advised by the Company, plus (ii) 2,348,060 Shares currently issuable upon the conversion of certain shares of Series A Preferred Stock.

CUSIP No. 514766104

1	NAME OF REPORTING PERSON

Aron R. English
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,103,221*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,103,221*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,103,221*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.4%**
14	TYPE OF REPORTING PERSON

IN

* Including 2,348,060 Shares issuable upon the conversion of certain shares of Series A Preferred Stock that are convertible within 60 days of the date hereof pursuant to the terms and conditions of the Certificate of Designations.

** Percentage is based upon 33,212,929 Shares outstanding, consisting of (i) 30,864,869 shares of Common Stock as of June 28, 2024, as advised by the Company, plus (ii) 2,348,060 Shares currently issuable upon the conversion of certain shares of Series A Preferred Stock.

CUSIP No. 514766104

1	NAME OF REPORTING PERSON

Bryson O. Hirai-Hadley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		583
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

583
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

583
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 514766104

1	NAME OF REPORTING PERSON

Nathaniel Calloway
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		28,069
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

28,069
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,069
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 514766104

1	NAME OF REPORTING PERSON

Jason Aryeh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 514766104

1	NAME OF REPORTING PERSON

Richard Cunningham
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 514766104

1	NAME OF REPORTING PERSON

Matthew Korenberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 514766104

1	NAME OF REPORTING PERSON

Elaine Thibodeau
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 514766104

1	NAME OF REPORTING PERSON

Beau Garrett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

The following constitutes Amendment No. 5 (“Amendment No. 5”) to the Schedule 13D filed by the undersigned on January 10, 2023, as previously amended on June 28, 2023, February 29, 2024, May 20, 2024 and June 11, 2024 (as amended, the “Schedule 13D”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended to add the following:

On June 28, 2024, 22NW Fund, LP, 22NW, LP, 22NW Fund GP, LLC, 22NW GP, Inc (collectively, “22NW”), Aron English, Bryson O. Hirai-Hadley, Nathaniel Calloway, Jason Aryeh and Matthew Korenberg (collectively with 2NW, the “Agreement Reporting Persons”) entered into a cooperation agreement (the “Cooperation Agreement”) with the Issuer pursuant to which, among other things: (i) 22NW agreed to withdraw its previously reported (X) nomination of director candidates for election at the 2023 Annual Meeting and (Y) demand for the Issuer to hold a special meeting of stockholders to vote on an advisory proposal to declassify the Issuer’s board of directors (the “Board”); (ii) 22NW’s nominees, Messrs. Aryeh and Korenberg, will be appointed as observers to the Board effective immediately; (iii) the Issuer agreed to nominate Mr. Aryeh for election to the Board as a Class 2 Series A director at the 2023 Annual Meeting of Stockholders of the Issuer (the “2023 Annual Meeting”); and (iv) Mr. Korenberg, together with new independent directors Humberto Antunes and Paul Johnson, will be appointed by the Issuer as directors to the Board immediately following the 2023 Annual Meeting. All such appointees and nominees will be nominated for election at the 2024 Annual Meeting or the 2025 Annual Meeting, as applicable.

The Cooperation Agreement also provides that Mr. Aryeh will be appointed to the nominating and governance committee of the Board and Mr. Korenberg will be appointed to the audit committee of the Board, and appointed to chairman of the audit committee upon a vacancy. Further, the Board agreed that it will submit a proposal to the stockholders of the Company to declassify the Board and, if such proposal is approved, it will file an amendment to its certificate of incorporation to effect such declassification. Additionally, the Board agreed that if it determines to cause the Issuer to conduct a rights offering that is subject to a backstop or standby commitment, then 22NW will have the opportunity to participate in such backstop or standby commitment on the same terms as certain other stockholders of the Issuer, subject to applicable laws and certain other rules and regulations.

Pursuant to the Cooperation Agreement, the Agreement Reporting Persons are subject to certain standstill restrictions from the date of the Cooperation Agreement until the date that is the earlier of the day immediately after the 2025 Annual Meeting of Stockholders or October 31, 2025 or, if earlier, upon the occurrence of certain events as described in the Cooperation Agreement (the “Standstill Period”). Under the Cooperation Agreement, the Agreement Reporting Persons also agreed to appear in person or by proxy at each annual or special meeting of stockholders held prior to the expiration of the Standstill Period and to vote all Shares beneficially owned by the Agreement Reporting Persons and their respective affiliates and associates at such meeting (i) in favor of all directors nominated and recommended by the Board for election, and (ii) otherwise in accordance with the Board’s recommendations; provided, however, that in the event Institutional Shareholder Services Inc. (“ISS”) recommends otherwise with respect to any proposals (other than the election or removal of directors), the Agreement Reporting Persons may vote in accordance with the ISS recommendation; provided, further, that the Agreement Reporting Persons are permitted to vote in their sole discretion with respect to any publicly announced proposals relating to a merger, acquisition, disposition of all or substantially all of the assets of the Issuer or other business combinations involving the Issuer requiring a vote of shareholders of the Issuer. During the Standstill Period, the Agreement Reporting Persons also agreed not to acquire beneficial ownership of, or a net long position in, more than 14.54% of the outstanding Shares.

The foregoing description of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Cooperation Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5(e) is hereby amended to add the following:

In connection with the Cooperation Agreement, the Reporting Persons agreed to disband the group formed in connection with the submission of the Nomination Letter. As a result, the following Reporting Persons ceased to be part of the group effective as of June 28, 2024: Messrs. Aryeh, Korenberg, Cunningham and Garrett and Ms. Thibodeau. In connection with such termination of the group, each of the aforementioned Reporting Persons acknowledged and agreed that they are no longer members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act. Accordingly, effective as of June 28, 2024, such named Reporting Persons no longer may be deemed a “group” within the meaning of Section 13(d)(3) of the Exchange Act and each of Messrs. Aryeh, Korenberg, Cunningham and Garrett and Ms. Thibodeau, separately, beneficially owns less than 5% of the outstanding common stock of the Issuer and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 5.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The disclosure in Item 4 relating to the Cooperation Agreement is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Cooperation Agreement, dated June 28, 2024 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 1, 2024).

CUSIP No. 514766104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2024

22NW FUND, LP

By:	22NW Fund GP, LLC General Partner

By:	/s/ Aron R. English
	Name:	Aron R. English
	Title:	Manager

22NW, LP

By:	22NW GP, Inc. General Partner

By:	/s/ Aron R. English
	Name:	Aron R. English
	Title:	President and Sole Shareholder

22NW FUND GP, LLC

By:	/s/ Aron R. English
	Name:	Aron R. English
	Title:	Manager

22NW GP, INC.

By:	/s/ Aron R. English
	Name:	Aron R. English
	Title:	President and Sole Shareholder

/s/ Aron R. English
ARON R. ENGLISH
Individually and as attorney-in-fact for Nathaniel Calloway, Jason Aryeh, Richard Cunningham, Matthew Korenberg, Elaine J. Thibodeau and Garrett Beau

/s/ Bryson O. Hirai-Hadley
BRYSON O. HIRAI-HADLEY